SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras informs name of candidates appointed by non-controlling shareholders to Fiscal Council

Rio de Janeiro, March 27, 2017—Petróleo Brasileiro S.A.- Petrobras, as stated in Circular Letter CVM/SEP/Nº01/2017, informs that has received appointment of candidates to Fiscal Council (FC). Elections will take place at the Annual Shareholders Meeting to be held on April 27, 2017.

I. Candidates for the position of Fiscal Council member appointed by minority shareholders

1) Candidates nominated by minority shareholders: Fundo de Ações Dinâmica and Banclass Fundo de Investimento em Ações

Candidate	Position
Reginaldo Ferreira Alexandre	Member of FC—minority (full member)
Marcelo Gasparino da Silva	Member of FC—minority (alternate)

2) Candidates nominated by minority shareholders: Guilherme Affonso Ferreira

Candidate	Position
Francisco Vidal Luna	Member of FC—minority (full member)
Manuelito Pereira Magalhães Júnior	Member of FC—minority (alternate)

II. Candidates for the position of Fiscal Council member appointed by Preferred shareholders

1) Candidates nominated by preferred shareholders: Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações

Candidate	Position
Walter Luis Bernardes Albertoni	Member of FC—preferred (full member)
José Pais Rangel	Member of FC—preferred (alternate)

2) Candidates nominated by preferred shareholders: Leblon Previdência Fundo de Investimento Multimercado and Ataulfo LLC

Candidate	Position
Sonia Julia Sulzbeck Villalobos	Member of FC—preferred (full member)
Carlos Eduardo Lessa Brandão	Member of FC—preferred (alternate)

Find attached the curriculum of the appointed candidates.

CANDIDATES NOMINATED BY MINORITY SHAREHOLDERS: FUNDO DE AÇÕES DINÂMICA AND BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES (I.1)

Reginaldo Ferreira Alexandre, Brazilian, economist, with eighteen years of experience in the area of investment analysis, as analyst, organizer and director of analysis teams, having held these positions successively at Citibank, Unibanco, BBA (now Itaú-BBA) And Itaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). Today, he works for ProxyCon Consultoria Empresarial, a company that is engaged in advisory and service activities in the areas of capital markets, finance and corporate governance. Member of the Accounting Pronouncements Committee (CPC)—body that formulates Brazilian accounting standards since its foundation in 2005. Vice Coordinator of Institutional Relations of the CPC. Certified Investment Analyst (CNPI). Securities manager accredited by the CVM. Member of the Fiscal Councils of the following publicly-held companies: BRF S.A (elected in April 2015 and re-elected in April 2016); CPFL Energia S.A (alternate, elected in February 2017); Iochpe Maxion S.A (elected in April 2013 and re-elected in April 2014, 2015 and 2016); Movida SA (elected in January 2017); Petrobras (elected in April 2013 and re-elected in April 2014.2015 and 2016); SER Educacional S.A (elected in April 2015 and re-elected in April 2016); Bradesco S.A (elected in march 2017); alternate Board Member of Mahle Metal Leve S.A (elected in April 2015 and re-elected in April 2016). One of the authors of the Brazilian Code of Corporate Governance—Public Companies; Member of the Special Committee on Corporate Governance of the American Chamber of Commerce (Amcham); Member of the State Governance Committee, BMF & Bovespa.

Marcelo Gasparino da Silva, Member of the Boards of Directors and Fiscals and Chairman of the Board of Directors, member and coordinator of committees of finance, auditing, risks, legal and related parties in a public company. Specialist in Corporate Tax Administration by ESAG and MBA in Controllership, Audit and Finance (Coursing). Board Member of AES ELETROPAULO, BATTISTELLA, CEMIG and ETERNIT, and an alternate member of the Board of Directors of VALE. He was Chairman of the Board of Directors of Usiminas, members of the Boards of Directors of Bradespar, Celesc, Eletrobras, Tecnisa and SC Gás, as well as Usiminas. He was Fiscal Council Member of Bradespar, AES Eletropaulo, AES Tietê, Eletrobras and Renuka Brasil. He is the Coordinator of the Legal and Compliance Committee of ETERNIT, a member of the Finance, Audit and Risk Committee of CEMIG and the Related Parties Committee of AES Eletropaulo. He is the President of the Advisory Board of the Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He began his executive career as CELESC’s Legal and Institutional Director in 2007. Participates in the CEO Program FGV 2016 (IBE/FGV/IDE). He attended the Executive Program on Mergers and Acquisitions at the London Business School and from specific courses in the financial and strategic areas at the IOD—Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and spokesperson for the Corporate Governance Group—GGC. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to IBGC and AMEC in the construction of the Brazilian Code of Corporate Governance—“CBGC” and from its launch, inserted as a working tool in all the companies that it is acting, especially the “APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance is a journey and should not be translated in a rigid model of regulation applicable equally to all companies. With passages in companies of the sectors of generation, transmission and distribution of energy, natural gas distribution, mining, steel and steel transformation, port, basic industry, civil construction, building materials and finishes, vehicle distribution and holding company acquired Knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse subjects and strategies that are dealt with in the boards that participate, such as turn around, capital structure, merger & acquisitions, sale of non-core assets, succession of Executives, among others.

CANDIDATES NOMINATED BY MINORITY SHAREHOLDERS: GUILHERME AFFONSO FERREIRA (I.2)

Francisco Vidal Luna, Brazilian, married, Economist, Graduation in Economics from the University of São Paulo (1971) and PhD in Economics from the University of São Paulo (1980). Assistant Professor at the Faculty of Economics and Administration of the University of São Paulo between 1973 and 2003. Visiting Professor at the Social History Institute, Stanford University (2003). He is the author of dozens of articles and books on Brazilian society and economy, published in Brazil and abroad. Between 1988 and 2001, he served as Vice President at Banco InterAmerican Express SA, of which he was President in 2001 and 2002. In the public sector, he served as Chief of Economic Advisor of the São Paulo State Finance Department (1983) (1985/1986), Secretary of Planning of the Ministry of Planning (1985/1986), Special Secretary of Economic Affairs of the Ministry of Planning (1986/1987), Secretary Of Planning of the Municipality of São Paulo (2005/2007) and Secretary of Economy and Planning of the Government of the State of São Paulo (2007/2010). He has extensive experience as a director of publicly held companies and currently serves as a member of the Board of Directors of Desenvolvimento São Paulo—Agência de Fomento, Sabesp—Cia Saneamento de São Paulo and Gafisa SA He also currently serves as a member of the Board of Directors of Economy of the Federation of Industries of the State of São Paulo.

Manuelito Pereira Magalhães Júnior, Brazilian, married, economist, graduated in Economic Sciences from the Economics Institute of Unicamp (1992). It has a long history of action in the public sector, mainly in areas related to economics and planning. He is currently Director of Corporate Management of the Companhia de Saneamento Básic de São Paulo—SABESP. Between November 2009 and February 2011, he was the Chief Executive Officer of Empresa Paulista de Planejamento Metropolitano—EMPLASA. Between December of 2006 and November of 2009, he worked in the City Hall of São Paulo, occupying the position of Secretary of Planning. In 2005 and 2006, he was Deputy Secretary of the same body, when he participated in the reconstruction of the financial and investment capacity of the largest city in the country. In the area of health, he was ombudsman of the National Agency of Supplementary Health—ANS, between 2003 and 2004, When he created and implemented the ANS Ombudsman’s Office. Previously, he served as Special Advisor to the Ministry of Health, in the period of 1998 and 2002. Between 1997 and 1998, he served as Technical Advisor to the Federal Senate. Between 1996 and 1998, he was technical consultant of the Foundation State System of Data Analysis and Statistics of São Paulo—SEADE. Between 1995 and 1996, he held various positions at the City Hall of Campinas, such as the Municipal Secretary of Finance, Technical Advisor and Director of the Department of Planning and Management of the Finance Department.

CANDIDATES NOMINATED BY PREFERRED SHAREHOLDERS: FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA AND BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES (II.1)

Walter Luis Bernardes Albertoni, Brazilian, married, Bachelor of Laws (1992) by the Pontifical Catholic University of São Paulo, Post Graduated in Corporate Law and Tax Law (INSPER SP) and Civil Procedural Law (COGEAE PUC/SP), more than 20 years of law practice, with emphasis on corporate, civil, civil procedural law (1993/present), 10 years as legal advisor of AMEC-Investors Association in the Capital Market, acting in the institutional defense of the rights and interest of non-controlling shareholders (2006/present), Petrobras’ Tax Counselor, representing the preferred shareholders (2013-present), Board Member of Paranapanema SA (2016), Bradespar SA Fiscal Counselor (2016), alternate Fiscal Counselor for Ser Educacional (2015-present) , he was a member of the Board of Directors of the National Financial System (2011-2015), Consultant of the CAF—Committee of Acquisitions and Mergers (2013-present), member of CODIM—Committee for Disclosure of Information to the Market ( 2007/2009).

José Pais Rangel,Brazilian, Lawyer, with a solid career in publicly traded companies, he held the following functions at the Central Bank of Brazil: BACEN, Capital Markets Inspector, Capital Markets Supervision Supervisor, Public Debt, Market Operations Manager, Project Coordinator and implanter of the SELIC System in the Brazilian Financial Market, Founder and Member of the Board of Trustees of CENTRUS—Central Bank of Private Pension Foundation, Coordinator of the Privatization Program of companies controlled by the Central Bank Of Brazil, Chairman of the Board of Directors of Cia. América Fabril, member of the Board of Directors of Cia.Fábrica de Tecidos Dona Isabel, Advisor to the Presidency of the Republic—SEPLAN / Special Privatization Committee, Liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira SA)—DIGIDATA (Eletrônica SA)—PROEL (Processes Eletrônicos Ltda.). Currently holds the positions of: Vice President of Banco Clássico SA, Member of the Board of Directors of Centrais Elétricas Brasileiras SA—ELETROBRAS, Member of the Board of Directors of Companhia Distribuidora de Gas do Rio de Janeiro—CEG, Board of Directors of Engie Brasil SA, Member of the Board of Directors of Kepler Weber SA and Member of the Board of Directors of Cia. Energética de Minas Gerais—CEMIG (publicly-held companies). Member of the Board of Directors of Tractebel Energia S.A.He is an Investment Fund Manager, accredited by the CVM.

CANDIDATES NOMINATED BY PREFERRED SHAREHOLDERS: LEBLON PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO AND ATAULFO LLC (II.2)

Sonia Julia Sulzbeck Villalobos, Brazilian citizen, married, administrator, Bachelor of Public Administration (1985) from EAESP—Getúlio Vargas Foundation and Master of Business Administration with specialization in Finance (2005) from EAESP—Getúlio Vargas Foundation. In 1994, she was the First Person in South America to receive the Chartered Financial Analyst—CFA credential, by the CFA Institute. She is Professor of Post-Graduation Lato Sensu, in the matters of Asset Management and Analysis of Financial Statements by Insper. He holds positions on the Boards of Directors of CEG—Distribuidora de Gas do Rio de Janeiro SA and Telefônica do Brasil SA He has extensive experience in the financial market, having served as Head of the investment analysis department of Banco de Investimentos Garantia SA (1989 to 1996 ), Where he was voted Best Analyst in Brazil by Institutional Investor magazine in 1992, 1993 and 1994. He served as Senior Vice President of Bassini, Playfair & Associates, LLC (1996 to 2002) and Latin America Manager of Larrain Vial SA (2005 to 2011). She was the founding Partner and Manager of Lanin Partners Ltd., responsible for Long / short and long-only funds of Latin American stocks (2012 to 2016).

Carlos Eduardo Lessa Brandão, Brazilian, divorced, civil engineer, graduated from the Federal University of Rio de Janeiro (1983), with a master’s degree in energy planning from COPPE/UFRJ (1989), an MBA in finance from IBMEC (1993) and Philosophy of Science by HCTE/UFRJ (2009). He is a trustee of third party resources authorized by the CVM and an administration advisor certified by the IBGC. Since 2013 he has served as advisory consultant at Empreendimentos Itahyê (2013-2014), Fundo Ethical (since 2014) and Santa Ângela Urbanização e Construções (since 2016). Since 2016 he has been a member of the boards of directors of Progen and CEG. He worked as an executive in the areas of operations, finance and business development in subsidiaries of the Andrade Gutierrez (1986-1999) and Vale (2001-2004), Vesta Technologies (2000) and IBGC (2005-2008) subsidiaries. He was a board member of the IBGC (2010-2014) and the Ethos Institute (2013-2016). Partner of JFLB, business consultancy (since 2005).

The names nominated above:

•	In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM and a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity;

•	Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;

•	They have no relationship of subordination with related parties of the Company.

•	Meet the independence criteria of the Brazilian Institute of Corporate Governance (IBGC).

•	They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and the Ministry of Finance, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law 6,404/1976, Law 13303/2016 and Decree 8.945/2016, according to the minutes of the Temporary Eligibility Committee of Petrobras, which will be disclosed at http://www.investidorpetrobras.com.br/en/governanca-corporativa/Governing bodies/committees, up to the date of the Annual General Meeting.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer